
05000927

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Incepta Group plc
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Huntsworth PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares of 5 Pence
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mike Butterworth, Incepta Group plc, 3 London Wall Buildings, London Wall, London EC2M 5SY, England; Telephone: +44 (0)20 7282 1090

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 3, 2005
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the**

Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The joint press release and attachments of Huntsworth PLC and Incepta Group plc, dated March 3, 2005, relating to the proposed business combination are furnished as Exhibit 1.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included as applicable in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X is being filed concurrently by Huntsworth PLC with the Securities and Exchange Commission.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTSWORTH PLC

Date: March 4, 2005



Name: Robert Sorrand
Title: Finance Director

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)
1	Joint press release and attachments of Huntsworth PLC and Incepta Group plc, dated March 3, 2005, relating to the proposed business combination	P

3 March 2005

Not for release or publication in or into Canada, Australia or Japan

PROPOSED MERGER OF HUNTSWORTH PLC AND INCEPTA GROUP PLC TO CREATE A MAJOR INTERNATIONAL MARKETING AND COMMUNICATIONS GROUP

3 March 2005

The Boards of Huntsworth PLC ("Huntsworth") and Incepta Group plc ("Incepta") are pleased to announce that they have agreed the terms of an all-share merger (the "Merger"), to create an international marketing and communications group with public relations at its core (the "Group").

The marketing and communications sector has experienced significant consolidation in recent years. As a consequence there has been a polarisation between the large businesses offering international scale and breadth of service and smaller niche players. Both Huntsworth's and Incepta's Boards believe that a greater critical mass and international presence will substantially improve the Group's ability to attract and retain large clients and highly regarded industry talent. Against this background, the combination of Huntsworth and Incepta brings together outstanding brands, complementary geographical fit and a blue chip international client base.

BENEFITS OF THE MERGER

The Boards of Huntsworth and Incepta have held discussions about a possible merger over the course of the last year. They believe that the Merger will create significant strategic, operational and financial benefits for clients, staff and shareholders, which will include:

- delivering enhanced revenues from existing multinational clients through increased international presence;
- accelerating future growth through the cross marketing of the Group's brands and services to each company's existing clients;
- increasing the scale of the business and its international reach to attract and retain larger clients;
- attracting and retaining highly regarded industry talent;
- creating a larger capitalised company with a stronger financial position and a more liquid market in the company's shares; and
- estimated annualised pre-tax cost savings of at least £2.5 million achievable in the first full financial year following completion of the Merger.

The Merger will generate significant scale, both in terms of geographic reach and sector expertise. Huntsworth's European public relations operations, with a focus in the UK, Austria, Belgium, France, Germany, Ireland, Spain and Switzerland, complement Incepta's businesses in the UK, Belgium, France, Germany, Holland, Italy, Spain and Sweden. In the US, Huntsworth's presence in Chicago, Los Angeles, New York and Sacramento is complementary to Incepta's positioning in Austin, Boston, Chicago, New York and San Francisco. Huntsworth's satellite

operations in Asia (Hong Kong and Singapore) will be strengthened by Incepta's established operations in Beijing, Dubai, Hong Kong, Mumbai, Shanghai and Singapore. At a sector level, the Merger brings together both companies' strength in financial and corporate public relations, public affairs, consumer goods and healthcare.

STRATEGIC REVIEW

As part of the Merger process, the board of the Group will undertake a thorough review of the activities of the combined business in order to ensure the Group delivers a focused range of services to its existing and potential clients within an efficient operational structure. The Board proposes to announce the results of the strategic review before the end of the 2005 financial year.

BOARD

Following the completion of the Merger, Lord Chadlington will become Executive Chairman of the Group, Richard Nichols will become Chief Executive and Roger Selman will be Finance Director.

The Board of Huntsworth has received assurances from Lord Chadlington that he will remain committed to the Group on a full time basis until at least the end of 2008. Roger Selman will see through the integration of the two groups and the implementation of the strategic review. It is then intended that when a new Finance Director has been appointed, he will leave the board. The Nomination Committee will search for Roger Selman's successor at the earliest appropriate opportunity.

Rt Hon Francis Maude and Jon Foulds will be Joint Deputy Chairmen and, to complete the Board, Huntsworth and Incepta have each nominated a further two Non-Executive Directors, with all other existing directors resigning. Incepta has nominated Robert Alcock and Charles Good whilst Huntsworth has nominated Anthony Brooke and Eugene Beard.

It is intended that a new Senior Independent Non-Executive director will be appointed to the Board as Deputy Chairman within one year to succeed Rt. Hon Francis Maude and Jon Foulds who will then both retire from the Board.

MERGER SUMMARY

The Group will have strong brands in marketing and communications, operating from some 125 offices in 23 countries.

Based on Closing Prices as at 2 March 2005, the last trading day before this Announcement, Huntsworth and Incepta's aggregate market capitalisation was approximately £195.4 million.

Based on the current issued share capital of the two companies, Huntsworth Shareholders will hold approximately 32.8 per cent. and Incepta Shareholders will hold approximately 67.2 per cent. of the issued share capital of the combined Group.

A resolution to change the name of the Group will be put to shareholders as soon as practicable after the completion of the Merger.

The Directors of Incepta unanimously recommend that Incepta Shareholders accept the Merger Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 3,198,999 Incepta Shares, representing approximately 1.59 per cent. of Incepta's existing issued share capital. In doing so, the Directors of Incepta have taken financial advice from LongAcre. In providing its financial advice to the Directors of Incepta, LongAcre has taken into account the commercial assessments of the Directors of Incepta.

The Directors of Huntsworth are of the opinion that the Merger Offer is in the best interests of Huntsworth Shareholders as a whole and that the terms are fair and reasonable. In reaching that opinion, the Directors of Huntsworth have taken financial advice from Bridgewell and Numis. In providing their financial advice to the Directors of Huntsworth, Bridgewell and Numis have taken into account the commercial assessments of the Directors of Huntsworth.

The Merger is subject to, amongst other things, approval by Huntsworth Shareholders and Incepta has received irrevocable undertakings to vote in favour of the resolutions to be put to Huntsworth Shareholders to approve the Merger from the Directors of Huntsworth in respect of 10,935,194 Huntsworth Shares in aggregate, representing approximately 3.57 per cent. of Huntsworth's existing issued ordinary share capital.

Commenting on today's Announcement, Lord Chadlington, Chief Executive of Huntsworth, said:

"We are delighted to announce our merger with Incepta, a well respected international marketing and communications group. This transaction represents an exciting opportunity to create one of the world's leading public relations focused marketing and communications companies. We are confident that the Merger will create significant benefits and exciting opportunities for clients, staff and shareholders of both companies."

Commenting on today's Announcement, Richard Nichols, Chief Executive of Incepta, said:

"We believe Huntsworth is a compelling partner for Incepta and our merger will create a Group with real international scale, outstanding brands and a blue chip client base. In our discussions over the last year it has been obvious how complementary our businesses are and that a merger would further our ability to attract and retain people of the highest quality, with all the benefits that will bring for our stakeholders."

This summary should be read in conjunction with the full text of the following Announcement. Appendix III to the following Announcement contains definitions of certain expressions used in this summary and the following Announcement.

A presentation to analysts will be held today, 3 March 2005, at 9:30 a.m. at The London Stock Exchange, 10 Paternoster Square, London EC4M 7LS.

ENQUIRIES

Huntsworth PLC Lord Chadlington	020 7408 2232	Incepta Group plc Richard Nichols	020 7282 2800
Bridgewell (Lead Financial Adviser) Andrew Tuckey	020 7003 3000	LongAcre (Financial Adviser) Jonathan Goodwin	020 7759 4600

7

John Craven		Zeph Sequeira	
Numis (Joint Financial Adviser and Broker)	020 7776 1500	Collins Stewart (Joint Broker)	020 7523 8350
Jag Mundi		Chris Wells	
Richard Hall		Mark Connelly	
The Global Consulting Group (PR Adviser)	020 7796 4133	Investec (Joint Broker)	020 7597 5970
Jonathan Shillington		David Currie	
		Erik Anderson	
		Citigate Dewe Rogerson (PR Adviser)	020 7638 9571
		Patrick Toyne Sewell	
		Fiona Bradshaw	

This Announcement does not constitute an offer or an invitation to purchase any securities. The laws of the relevant jurisdictions may affect the availability of the Merger Offer to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Bridgewell, nor for giving advice in relation to the Merger Offer.

Numis, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Numis, nor for giving advice in relation to the Merger Offer.

LongAcre, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of LongAcre, nor for giving advice in relation to the Merger Offer.

Collins Stewart, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Collins Stewart, nor for giving advice in relation to the Merger Offer.

Investec, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Investec, nor for giving advice in relation to the Merger Offer.

This Announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities. Any acceptance or other response to the Merger Offer should be made only on the basis of information referred to in the Offer Document which Huntsworth intends to despatch shortly to Incepta Shareholders and, for information only, to holders of options under the Incepta Share Option Schemes.

The Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility. Accordingly, neither this Announcement nor the Offer Document nor the accompanying Form of Acceptance is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Merger Offer. All Incepta Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this Announcement or the Offer Document or the

accompanying Form of Acceptance to any jurisdiction outside the United Kingdom, should refrain from doing so and seek appropriate professional advice before taking any action.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Huntsworth Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Huntsworth Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

This Announcement contains a number of forward-looking statements relating to Huntsworth, Incepta and the Group with respect to, among others, the following: financial condition; results of operations; the business of the Group; future benefits of the Merger; and management plans and objectives. Huntsworth and Incepta consider any statements that are not historical facts as "forward-looking statements". They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the integration of the businesses of Huntsworth and Incepta, or of other future acquisitions, are greater than expected; expected cost savings from the Merger or from other future acquisitions are not fully realised or realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Huntsworth and Incepta do business, are less favourable than expected, and/or conditions in the securities market are less favourable than expected.

The expected operational cost savings and financial synergies referred to in this Announcement have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

The Directors of Huntsworth accept responsibility for the information contained in this summary Announcement (in respect of the paragraph headed "Benefits of the Merger" and the paragraph headed "Board", jointly with the Directors of Incepta) other than information relating to the recommendation of the Incepta Board under the paragraph headed "Merger Summary" and information relating to the Directors of Incepta. To the best of the knowledge and belief of the Directors of Huntsworth (who have taken all reasonable care to ensure that such is the case), the information contained in this summary Announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of Incepta accept responsibility for the information contained in this summary Announcement in the paragraph headed "Benefits of the Merger" (jointly with the Directors of Huntsworth), the paragraph headed "Board" (jointly with the Directors of Huntsworth), information relating to the recommendation of the Incepta Board under the paragraph headed "Merger Summary" and information relating to the Directors of Incepta. To the best of the knowledge and belief of the Directors of Incepta (who have taken all reasonable care to ensure that such is the case), the information contained in this summary Announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Not for release or publication in or into Canada, Australia or Japan

PROPOSED MERGER OF HUNTSWORTH PLC AND INCEPTA GROUP PLC TO CREATE A MAJOR INTERNATIONAL MARKETING AND COMMUNICATIONS GROUP

3 March 2005

1. Introduction

The Boards of Huntsworth and Incepta announce that they have agreed the terms of an all-share merger, to create an international marketing and communications group with public relations at its core.

The Directors of Incepta unanimously recommend that Incepta Shareholders accept the Merger Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 3,198,999 Incepta Shares, representing approximately 1.59 per cent. of Incepta's existing issued share capital. In doing so, the Directors of Incepta have taken financial advice from LongAcre. In providing its financial advice to the Directors of Incepta, LongAcre has taken into account the commercial assessments of the Directors of Incepta.

The Directors of Huntsworth are of the opinion that the Merger Offer is in the best interests of Huntsworth Shareholders as a whole and that the terms are fair and reasonable. In reaching that opinion, the Directors of Huntsworth have taken financial advice from Bridgewell and Numis. In providing their financial advice to the Directors of Huntsworth, Bridgewell and Numis have taken into account the commercial assessments of the Directors of Huntsworth.

It is intended to implement the Merger by means of a recommended share for share offer to be made by Bridgewell on behalf of Huntsworth, for the whole of the issued and to be issued share capital of Incepta. Under the terms of the Merger Offer, Huntsworth Shareholders will retain their shares in Huntsworth and Incepta Shareholders will receive:

for every 100 Incepta Shares 313.654 New Huntsworth Shares

and so in proportion to any other number of Incepta Shares held. Based on the current issued share capital of the two companies, Huntsworth Shareholders will hold approximately 32.8 per cent., and Incepta Shareholders will hold approximately 67.2 per cent., of the issued share capital of the Group.

The terms of the Merger reflect the recent relative market capitalisations of the two companies. At the close of business on 2 March 2005, the last trading day before this Announcement, the market capitalisations of Huntsworth and Incepta were £65.9 million and £129.5 million respectively. On this basis, the aggregate market capitalisation of the Group would be approximately £195.4 million.

Bridgewell is acting as lead financial adviser to Huntsworth and Numis is acting as joint financial adviser and corporate broker. LongAcre is acting as financial adviser to Incepta and Collins Stewart and Investec are acting as joint corporate brokers.

2. Background to and benefits of the Merger

The marketing and communications sector has experienced significant consolidation in recent years. As a consequence there has been a polarisation between large businesses offering international scale and breadth of service and smaller niche players. Both Huntsworth and Incepta share a consistent philosophy in seeking to provide a seamless global service for multinational clients while also being able to deliver a focused service for national businesses. Both Huntsworth's and Incepta's Boards believe that a larger critical mass and international presence will substantially improve the Group's ability to attract and retain large clients and highly regarded industry talent. Against this background, the combination of Huntsworth and Incepta brings together outstanding brands, complementary geographical fit and a blue chip international client base. The Boards of Huntsworth and Incepta have held discussions about a possible merger over the course of the last year and believe that the Merger will create significant strategic, operational and financial benefits for clients, staff and shareholders.

Huntsworth's strategy has been to target five key sectors, namely consumer, financial, public affairs, integrated healthcare and technology, and to build or acquire strong brands. Incepta pursues a focused strategy consistent with that of Huntsworth and has market leading brands across many of these sectors. As part of the merger process, the Board of the Group will undertake a thorough review of the activities of the combined business in order to ensure the Group delivers a focused range of services to its existing and potential clients consistent with this shared strategy, and does so within an efficient operational structure.

The merger will generate significant scale, both in terms of geographic reach and sector expertise. Huntsworth's European public relations operations, with a focus in the UK, Austria, Belgium, France, Germany, Ireland, Spain and Switzerland, complement Incepta's businesses in the UK, Belgium, France, Germany, Holland, Italy, Spain and Sweden. In the US, Huntsworth's presence in Chicago, Los Angeles, New York and Sacramento is complementary to Incepta's positioning in Austin, Boston, Chicago, New York and San Francisco. Huntsworth's satellite operations in Asia (Hong Kong and Singapore) will be strengthened by Incepta's established operations in Beijing, Dubai, Hong Kong, Mumbai, Shanghai and Singapore. At a sector level, it brings together both companies' strengths in financial and corporate public relations, public affairs, consumer goods and healthcare.

The Group will have strong leading brands in marketing and communications, operating in 125 offices in 23 countries. It will have particular strengths in the consumer, financial, public affairs, integrated healthcare and technology sectors. On the basis of client instructions received by Huntsworth and Incepta over the past year, the Group's client list will include 58 FTSE 100 companies, 142 Fortune 500 companies and 143 FTSE Eurofirst companies.

BENEFITS OF THE MERGER

i. Delivering further revenues from existing multinational clients through increased international presence

Both Huntsworth and Incepta bring an excellent base of clients to the Group, with some of the largest and best known worldwide brands. Building off these strong existing relationships, the Group expects to be able to deliver further revenues from its clients through extending the service offering to cover worldwide projects and developing relationships in under-serviced geographies.

ii. Accelerating future growth through the cross marketing of the Group's brands and services to each company's existing clients

Huntsworth and Incepta offer largely complementary marketing services delivered by outstanding brands. Both companies have long term and strong relationships with many of their clients. The Group intends to build on these relationships and cross market the Group's brands and services.

iii. Increasing the scale and international reach of the business to attract and retain larger clients

Clients increasingly expect high levels of consistent service on an international basis. Both Huntsworth and Incepta have outstanding brands and highly regarded staff, but on a stand alone basis often lack the critical mass and international reach to compete effectively with the very largest operators in the marketing and communications services sectors. The Boards of Incepta and Huntsworth believe that the complementary geographical fit of the two businesses, combined with a focused strategic approach, will enable the Group to attract new, large clients who seek the very best service on an international basis. This is most evident across the Group's European operations where Trimedia will deliver wider coverage to the Citigate brand in Austria and Switzerland, while Citigate will provide Trimedia with extended reach across Sweden, Holland, Belgium, Spain and Italy.

iv. Attracting and retaining highly regarded industry talent

The Boards of Incepta and Huntsworth recognise that the Group's people are key to the success of the business. In a competitive market place, the Group will be better positioned to offer existing and new employees exciting and challenging positions in a dynamic global business. In addition, the Group's clear strategic focus will continue to attract staff from more general marketing services groups. Both Huntsworth and Incepta have strong reputations for the excellence of their staff and the Boards believe that prospects for existing and new staff will be significantly enhanced by the Merger.

v. Creating a larger capitalised company with a strong financial position and a more liquid market in its shares

Based on Closing Prices as at 2 March 2005, the last trading day before this Announcement, the aggregate market capitalisation of Incepta and Huntsworth was approximately £195.4 million. Were the Group to have a similar or larger market capitalisation it would be likely to have enhanced share liquidity.

Huntsworth has agreed new £85 million bank facilities to replace the existing Incepta £9.5 million and £82.5 million facilities in the event that those existing facilities are cancelled (which may, inter alia, occur as a result of the change of control of Incepta upon the Merger Offer becoming or being declared unconditional in all respects). In addition, Huntsworth has agreed certain amendments to its existing £15 million facility, such amendments to become effective when the Merger Offer becomes or is declared unconditional in all respects. The new facilities permit Huntsworth to waive down the condition relating to acceptances under the Merger Offer contained in paragraph (A) of Part A of Appendix 1 to this Announcement, provided it has received the prior consent of the lenders under those facilities.

Following the Merger, the Group will have pro forma net debt of approximately £68.3 million (based on Huntsworth's net debt of approximately £2.8 million at 30 June 2004 and Incepta's net debt of approximately £65.5 million at 31 August 2004). The Directors believe that will result in an acceptable level of gearing for the Group in view of the comfortable interest coverage ratios going forward. Given the cash generative nature of the Group, net debt is expected to continue to reduce.

vi. Cost savings

Shareholders will benefit from the creation of a more efficient group with estimated annualised pre-tax cost savings of at least £2.5 million, principally from the elimination of duplicated central costs, achievable in the first full financial year following completion of the Merger.

As a consequence of the cost savings outlined above, the Directors believe that, based on the exchange ratio of the Merger, the Merger will be earnings enhancing for both Huntsworth and Incepta Shareholders for the financial year ending 31 December 2006. However, this should not be interpreted to mean that earnings per share will necessarily match or be greater than in previous financial periods.

In addition to the above cost savings, the Directors of Huntsworth and Incepta believe that, following completion of the Merger and as a consequence of the strategic review by the Group's Board outlined above, there will be the opportunity to identify further cost savings and areas for revenue enhancement in the medium term.

3. Details of the Merger

The Merger is expected to be implemented by way of an offer by Bridgewell on behalf of Huntsworth for the whole of the issued and to be issued share capital of Incepta. Under the terms of the Merger Offer, existing Huntsworth Shareholders will retain their Huntsworth Shares and Incepta Shareholders will receive:

for every 100 Incepta Shares 313.654 New Huntsworth Shares

and so in proportion to any other number of Incepta Shares held.

The conditions and certain terms of the Merger Offer are set out in Appendix I to this Announcement. The conditions include the approval of the Merger by Huntsworth Shareholders by way of ordinary resolutions to be proposed at the Extraordinary General Meeting.

The Merger Offer will extend to all Incepta Shares unconditionally allotted or issued and fully paid on the date of the Merger Offer (excluding any treasury shares except to the extent these cease to be held as treasury shares before such date as Huntsworth may determine) and any Incepta Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the Incepta Share Option Schemes) whilst the Merger Offer remains open for acceptance or by such earlier date as Huntsworth may, subject to the City Code, decide, not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances.

Full acceptance of the Merger Offer (assuming full exercise of in the money Incepta Options which are capable of exercise immediately following the Merger) would involve the issue of 661,915,118 New Huntsworth Shares (representing approximately 68.3 per cent. of the enlarged issued share capital of the Group).

The directors intend to consolidate the share capital of the Group after the completion of the Merger, and further details will be put to shareholders at that time. It is anticipated that shareholder approval for the share consolidation will be sought at the next annual general meeting of Huntsworth.

As fractions of New Huntsworth Shares will not be allotted or issued to persons accepting the Merger Offer, fractional entitlements to New Huntsworth Shares will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Group.

The Incepta Shares will be acquired pursuant to the Merger Offer fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights now or hereafter attaching thereto including voting rights and the right to receive all dividends or other distributions declared made or paid after the date of the Merger Offer, save for the right to receive the special dividend of 1.05 pence (net) per share referred to in paragraph 12 below.

The New Huntsworth Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Huntsworth Shares and will be entitled to all dividends and other distributions declared, made or paid after the date of the Merger Offer, save that they will not carry the right to receive the special dividend of 0.1 pence (net) per share referred to in paragraph 12 below.

4. Irrevocable undertakings to accept the Merger Offer

Huntsworth has received irrevocable undertakings to accept the Merger Offer from the directors of Incepta in respect of 3,198,999 Incepta Shares in aggregate, representing approximately 1.59 per cent. of Incepta's existing issued ordinary share capital. These irrevocable undertakings will only cease to be binding in the event that the Merger Offer lapses or is withdrawn or if the Merger Offer is revised or varied in such a manner which represents a diminution in value or which results in a lower number of New Huntsworth Shares being offered in exchange for Incepta Shares.

The Merger is subject to, amongst other things, approval by Huntsworth Shareholders and Incepta has received irrevocable undertakings to vote in favour of the resolutions to be put to Huntsworth Shareholders to approve the Merger from the directors of Huntsworth in respect of 10,935,194 Huntsworth Shares in aggregate, representing approximately 3.57 per cent. of Huntsworth's existing issued ordinary share capital.

5. Change of name

A resolution to change the name of the Group will be put to shareholders as soon as practicable after the completion of the Merger.

6. Board of Directors

The Board of the Group will be drawn from both companies. The Executive Directors of the Group will be as follows:

Executive Chairman	Lord Chadlington
Chief Executive	Richard Nichols
Finance Director	Roger Selman

Bringing about the full benefits of a merger of two service businesses is a complex and demanding task requiring the skills, experience and detailed knowledge of their respective companies of both Lord Chadlington and Richard Nichols. In light of this, and taking account of their complementary skills and experience, the Boards of both companies concluded that a board structure for the Group involving both an executive chairman and a chief executive would be appropriate. The necessary checks and balances will be enforced by the Board of the Group, which will also be strengthened by the appointment of a new Senior Independent Director within the first calendar year following completion of the Merger.

Lord Chadlington will assume ultimate responsibility for performance to shareholders. He will take specific responsibility for strategic focus, Group margins and the management of the Board. Richard Nichols will assume responsibility for Group revenues and profitability, implementation of Group strategy, synergies and the day to day management of the Group.

The Board of Huntsworth has received assurances from Lord Chadlington that he will remain committed to the Group on a full time basis until at least the end of 2008. Roger Selman will see through the integration of the two groups and the implementation of the strategic review. It is then intended that when a new Finance Director has been appointed, he will leave the board. The Nomination Committee will search for Roger Selman's successor at the earliest appropriate opportunity.

Rt. Hon Francis Maude and Jon Foulds will be Non-Executive Joint Deputy Chairmen. Jon Foulds will become the Senior Independent Non-Executive Director and Rt. Hon Francis Maude will become the Chairman of the Nomination Committee for the new Board.

It is intended that a new Senior Independent Non-Executive Director will be appointed to the Group's Board as Deputy Chairman within one calendar year to succeed Rt. Hon Francis Maude and Jon Foulds, who will then both retire from the Board.

To complete the Board, Huntsworth and Incepta have each nominated two further Non-Executive Directors, with all other existing directors resigning. Incepta has nominated Robert Alcock and Charles Good whilst Huntsworth has nominated Anthony Brooke and Eugene Beard.

The Nomination Committee will review the Board of the Group with a view to strengthening the composition of its non-executive directors. The Board will ultimately comprise between six and eight directors.

Anthony Carlisle, in addition to his client responsibilities, will be the Senior Adviser to the Executive Chairman on the development of the worldwide financial and corporate

communications practice, enabling the Board to have access to his unique experience of this field.

The Board will appoint an executive committee, comprising Lord Chadlington, Richard Nichols and other senior managers drawn from the Group. This committee will be responsible for the day to day execution of the Group's strategy.

7. Information on Huntsworth

Huntsworth is one of the UK's leading public relations focused marketing services groups with 46 offices in 11 countries worldwide. It owns a portfolio of companies comprising public relations expertise in the consumer, financial, public affairs and technology sectors, together with a broad based, integrated offering in healthcare communications and a team of brand identity and design experts.

The current management team joined Huntsworth in late 2000 and has since implemented a new strategy and completely restructured the group. That strategy is unchanged today.

In June 2001 Huntsworth successfully completed a £12.8 million fundraising via a placing and open offer. The proceeds were used to make several simultaneous acquisitions (PBC Marketing, Woodside Communications and Stephanie Churchill PR) and also to reduce group indebtedness. Harrison Cowley was acquired in August 2001 to complement Huntsworth's strong public relations offering.

In 2002 the company continued its growth strategy, acquiring, in conjunction with a £5.4 million fundraising, Global Consulting Group and Elizabeth Hindmarch Public Relations in November. Further acquisitions followed in 2003, including Hatch-group and Haslimann Taylor.

In April 2004 Huntsworth completed a third placing and open offer to raise £21.9 million, in order to finance the substantial acquisitions of Trimedia Group, a multi-disciplinary public relations and communications group, and Grayling Group, an international group of public relations, public affairs and events management companies. Also in 2004, the company acquired a 60 per cent. stake in Hudson Sandler, a UK-based financial public relations company, as well as making a number of further acquisitions, including VB Communications, Avenue Healthcare Knowledge Management, Ergo Communications and Rose & Kindel.

On 2 March 2005, the last business day prior to this Announcement, Huntsworth's market capitalisation was approximately £65.9 million and the closing middle market price of a Huntsworth Share was 21.5 pence. In the year ended 31 December 2003 Huntsworth had revenues from continuing operations of approximately £22.1 million, operating profits (before goodwill amortisation, exceptional items and discontinued operations) of approximately £2.3 million, profit before tax (before goodwill amortisation, exceptional items and discontinued operations) of approximately £1.8 million and net assets of approximately £16.3 million.

8. *Information on Incepta*

Incepta is an international marketing and communications group with over 2,000 employees operating out of 79 offices across 20 countries, its principal activities being marketing services, public relations and specialist advertising. Incepta offers its clients an integrated range of

marketing and communications services from high value advisory to effective implementation in the world's leading financial and business centres.

The financial and corporate communications division comprises financial public relations and investor relations, public affairs and corporate public relations, all trading under the Citigate name.

The marketing services division offers services including promotional marketing, direct marketing, design and branding, market intelligence, consumer public relations, sponsorship, face-to-face communications, branded launches, event management and on-line communications.

The specialist advertising division comprises full service agencies specialising in corporate and financial advertising.

The Incepta Group's culture and core set of values is focused on generating a genuine business environment in which its group companies' creativity and passion can thrive.

On 2 March 2005, the last business day prior to this Announcement, Incepta's market capitalisation was approximately £129.5 million and the closing middle market price of an Incepta Share was 64.5 pence. In the year ended 29 February 2004 Incepta had gross income of approximately £154.0 million, operating profits (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £14.6 million, profit before tax (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £11.6 million and net assets of approximately £236.6 million.

9. Current trading

i. Huntsworth

On 25 January 2005, Huntsworth announced that the company had had a very satisfactory 2004 and expected the final results to be comfortably in line with market expectations. A good second half, including exceptionally strong trading in the last two months of the year, had given the Huntsworth Group the momentum to achieve significant further progress in 2005. Recent trading success was led by Trimedia, Grayling and the Healthcare Group. In the second half of 2004, Huntsworth won net new business of some £6 million, including mandates from Ferrero Rocher, Straken, Volvo and Wales World Nation. Since 31 December 2004, trading of the Huntsworth Group has been in line with management's expectations.

ii. Incepta

On 31 January 2005 Incepta announced continued stabilisation in its markets, although the general lack of visibility on the short term environment remained. The strengthening in underlying revenues and operating profitability (pre goodwill and exceptional items), compared with the prior year, continued across Incepta's Financial & Corporate Communications businesses and most of its Marketing Services agencies. In the fourth quarter of the financial year ended 29 February 2004, however, there was continued underperformance in Park Avenue, its UK events business, and a more difficult trading environment in the German Specialist Advertising business.

The trading performance for the year has broadly met Incepta's expectations, save for the notable exceptions of Park Avenue and the German Specialist Advertising business. Incepta continues to benefit from solid cash generation, lower debt (as compared with the half year) and will also benefit from a lower corporate tax charge.

The recent upturn in the outlook for corporate activity gives Incepta confidence that the Citigate Financial & Corporate Communications businesses will continue to build upon the growth that Incepta expects them to deliver in the current financial year. In addition, cost reduction actions have been taken in respect of the Marketing Services division, and in particular the events businesses which the Incepta Board believes will underpin their growth going forward.

10. Management and employees

The Boards of Huntsworth and Incepta attribute great importance to the expertise of their respective management teams and employees. The management teams of Huntsworth and Incepta will be combined in order to obtain the maximum benefit from their skills and experience.

The Boards of Huntsworth and Incepta have confirmed to each other that, following the Merger Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of both the Huntsworth and Incepta groups will be fully safeguarded.

The Group also intends to establish new long-term incentive arrangements for employees. The terms of such arrangements have not yet been determined and will be reviewed once the Merger Offer has been declared unconditional.

11. Incepta Share Option Schemes

Huntsworth intends to make appropriate proposals to holders of options in the Incepta Share Option Schemes once the Merger Offer becomes or is declared unconditional in all respects. It is also intended that, subject to scheme rules and the practicalities of compliance with appropriate securities law requirements, existing employees of Incepta will be allowed to roll over into equivalent options over Huntsworth Shares except for options granted under the Citigate Communications Group Scheme, the Dewe Rogerson Share Scheme, the International Sharesave Scheme and options granted under Incepta discretionary schemes with an exercise price in excess of 85 pence. The basis and terms of such arrangements are still to be agreed (but they will not extend to jurisdictions into which the Merger Offer is not being made) and Incepta optionholders will be informed of the proposals to be made in respect of these arrangements in due course.

12. Dividends and year end

Huntsworth Shareholders on the register at the close of business on 18 March 2005 will receive a special dividend of 0.1 pence (net) per share in respect of the year ended 31 December 2004, and there will be no further dividends proposed, declared or paid by Huntsworth in respect of that year. Incepta Shareholders on the register at close of business on 18 March 2005 will receive a special dividend of 1.05 pence (net) per share in respect of the year ended 28

February 2005, and there will be no further dividends proposed, declared or paid by Incepta in respect of that year.

It is currently intended that the Group will have a 31 December accounting year end and that it will pay an interim dividend in November and a final dividend in June. The Board currently intends to maintain the dividend for the financial year ending 31 December 2005 at a level of at least 0.3 pence. Over time the Board will seek to adopt a progressive dividend policy, whilst maintaining sufficient capital for its strategic goals. The New Huntsworth Shares will rank pari passu for any dividend declared by the Group after the date on which the Merger becomes unconditional, save that they will not carry the right to receive the special dividend of 0.1 pence (net) per share payable to existing Huntsworth Shareholders referred to above.

13. Inducement fees

Incepta and Huntsworth have entered into an agreement under which:

- Incepta has agreed to pay £1.275 million (inclusive of VAT) to Huntsworth in the event that:

  (A) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Incepta, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or

  (B) the Incepta Directors withdraw or adversely modify their approval or recommendation of the Merger Offer or agree or resolve to take such actions, other than in circumstances where (i) there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Huntsworth (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Huntsworth were prepared but prior to the date of such withdrawal, modification, agreement or resolution, or (ii) Huntsworth has, with the consent of the Panel, reduced the Merger Offer to below the level set out in this Announcement or has, with the consent of the Panel, otherwise modified the terms of the Merger Offer in a manner adverse to Incepta Shareholders; and

- Huntsworth has agreed to pay £0.650 million (inclusive of VAT) to Incepta in the event that:

  (A) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Huntsworth, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or

  (B) (i) the Huntsworth Directors withdraw or adversely modify their recommendation to vote in favour of the shareholder resolutions necessary to effect the Merger or agree or resolve to take such actions, other than in circumstances where there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Incepta (in each case which is material in the context of the Merger) since the date to which the last audited

financial statements of Incepta were prepared but prior to the date of such withdrawal, modification, agreement or resolution, and (ii) Huntsworth Shareholders do not vote in favour of the shareholder resolutions necessary to effect the Merger.

Under the terms of the agreement, only one such fee will become payable, on the first to occur of the events set out above. Any subsequent occurrence of any of the events set out above will not cause any further fee to become payable.

14. Offer Document and Listing Particulars

The Offer Document and Listing Particulars, setting out details of the Merger Offer and enclosing the Form of Acceptance, will be despatched to Incepta Shareholders shortly and in any event within twenty-eight days of the date of this Announcement unless agreed otherwise with the Panel.

15. Extraordinary General Meeting

Given the size of the proposed Merger Offer in relation to the current size of Huntsworth, in accordance with the Listing Rules it will be necessary for Huntsworth Shareholders to approve the Merger Offer and to authorise an increase in the share capital of Huntsworth and the allotment of the New Huntsworth Shares. An Extraordinary General Meeting will be convened for this purpose. The Circular containing the notice of Extraordinary General Meeting together with the Listing Particulars will be sent to Huntsworth Shareholders shortly.

Incepta has received irrevocable undertakings to vote in favour of the resolutions to be put to Huntsworth Shareholders to approve the Merger from the directors of Huntsworth in respect of 10,935,194 Huntsworth Shares in aggregate, representing approximately 3.57 per cent. of Huntsworth's existing issued ordinary share capital.

16. Delisting and compulsory acquisition

If the Merger Offer becomes or is declared unconditional in all respects, Huntsworth intends to procure the making of an application by Incepta to delist the Incepta Shares from the Official List and to cancel trading of Incepta Shares on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Merger Offer becomes or is declared unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any Incepta Shares not assented to the Merger Offer at that time.

If Huntsworth receives acceptances under the Merger Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Incepta Shares to which the Merger Offer relates, Huntsworth will exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Incepta Shares in respect of which the Merger Offer has not been accepted.

17. Securities in issue

As at 7:00 a.m. on 2 March 2005, being the last business day prior to this Announcement, Huntsworth had 306,606,475 ordinary shares of 10 pence each in issue (ISIN number

GB0004327226) and Incepta had 200,699,095 ordinary shares of 5 pence each in issue (ISIN number GB0033303172).

18. Listing, dealings and settlement

Applications will be made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Huntsworth Shares will commence on the London Stock Exchange at 8.00 a.m. on the first dealing day following the date on which the Merger Offer becomes or is declared unconditional in all respects (subject only to the condition relating to Admission contained in paragraph (E) of Part A of Appendix I to this Announcement).

19. General

Neither Huntsworth, nor any of its directors, nor, so far as Huntsworth is aware, any person deemed to be acting in concert with it, owns or controls any Incepta Shares or has any option to acquire any Incepta Shares, or has entered into any derivative referenced to securities of Incepta which remains outstanding.

The Merger Offer will be on the terms and subject to the conditions set out herein and in Appendix I and to be set out in the Offer Document and Form of Acceptance. It is intended that the Offer Document (including a letter of recommendation from the Chairman of Incepta), Forms of Acceptance and Listing Particulars will be despatched shortly to Incepta Shareholders and in any event within twenty-eight days of the date of this Announcement unless agreed otherwise with the Panel. Listing Particulars and a Circular explaining the Merger Offer and convening an Extraordinary General Meeting to seek approval for the Merger Offer, to increase the authorised share capital of Huntsworth and to authorise the Directors of Huntsworth to issue the New Huntsworth Shares will also be despatched to Huntsworth Shareholders shortly.

20. Recommendation

The Directors of Incepta, who have been so advised by LongAcre, consider the terms of the Merger Offer to be fair and reasonable. In providing its financial advice to the Directors of Incepta, LongAcre has taken into account the commercial assessments of the Directors of Incepta.

Accordingly, the Incepta Board intends unanimously to recommend that Incepta Shareholders accept the Merger Offer as each of the Incepta Directors have undertaken to do in respect of their own beneficial holdings amounting to 3,198,999 Incepta Shares, representing approximately 1.59 per cent. of Incepta's existing issued share capital.

The Directors of Huntsworth are of the opinion that the Merger Offer is in the best interests of Huntsworth Shareholders as a whole and that the terms are fair and reasonable. In reaching that opinion, the Directors of Huntsworth have taken financial advice from Bridgewell and Numis. In providing their financial advice to the Directors of Huntsworth, Bridgewell and Numis have taken into account the commercial assessments of the Directors of Huntsworth.

Accordingly, the Board of Huntsworth intends unanimously to recommend that Huntsworth Shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting as they have undertaken to do in respect of their own beneficial holdings amounting to 10,935,194 Huntsworth Shares representing approximately 3.57 per cent. of Huntsworth's existing issued share capital.

ENQUIRIES

Huntsworth PLC Lord Chadlington	020 7408 2232	Incepta Group plc Richard Nichols	020 7282 2800
Bridgewell (Lead Financial Adviser) Andrew Tuckey John Craven	020 7003 3000	LongAcre (Financial Adviser) Jonathan Goodwin Zeph Sequeira	020 7759 4600
Numis (Joint Financial Adviser and Broker) Jag Mundi Richard Hall	020 7776 1500	Collins Stewart (Joint Broker) Chris Wells Mark Connelly	020 7523 8350
The Global Consulting Group (PR Adviser) Jonathan Shillington	020 7796 4133	Investec (Joint Broker) David Currie Erik Anderson	020 7597 5970
		Citigate Dewe Rogerson (PR Adviser) Patrick Toyne Sewell Fiona Bradshaw	020 7638 9571

This Announcement does not constitute an offer or an invitation to purchase any securities. The laws of the relevant jurisdictions may affect the availability of the Merger Offer to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

The Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility. Accordingly, neither this Announcement nor the Offer Document nor the accompanying Form of Acceptance is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Merger Offer. All Incepta Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this Announcement or the Offer Document or the accompanying Form of Acceptance to any jurisdiction outside the United Kingdom, should refrain from doing so and seek appropriate professional advice before taking any action.

The Merger Offer will be on the terms and subject to the conditions set out herein and in Appendix I and to be set out in the Offer Document and Form of Acceptance. It is intended that the Offer Document (including a letter of recommendation from the Chairman of Incepta), Forms of Acceptance and Listing Particulars will be despatched shortly to Incepta Shareholders. Listing Particulars and a Circular explaining the Merger Offer and convening an Extraordinary General Meeting to seek approval for the Merger Offer, to increase the authorised share capital of Huntsworth and to authorise the Directors of Huntsworth to issue the New Huntsworth Shares will also be despatched to Huntsworth Shareholders shortly.

Appendix II contains the sources and bases for certain information set out in this Announcement.

Appendix III contains the definitions and glossary used in this Announcement.

Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Bridgewell, nor for giving advice in relation to the Merger Offer.

Numis, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Numis, nor for giving advice in relation to the Merger Offer.

LongAcre, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of LongAcre, nor for giving advice in relation to the Merger Offer.

Collins Stewart, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Collins Stewart, nor for giving advice in relation to the Merger Offer.

Investec, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Investec, nor for giving advice in relation to the Merger Offer.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Huntsworth Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Huntsworth Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

This Announcement contains a number of forward-looking statements relating to Huntsworth, Incepta and the Group with respect to, among others, the following: financial condition; results of operations; the business of the Group; future benefits of the Merger; and management plans and objectives. Huntsworth and Incepta consider any statements that are not historical facts as "forward-looking statements". They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the integration of the businesses of Huntsworth and Incepta, or of other future acquisitions, are greater than expected; expected cost savings from the Merger or from other future acquisitions are not fully realised or realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Huntsworth and Incepta do business, are less favourable than expected, and/or conditions in the securities market are less favourable than expected.

The expected operational cost savings and financial synergies referred to in this Announcement have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the

current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

The Directors of Huntsworth accept responsibility for the information contained in this Announcement (in respect of paragraph 2 relating to the "Background to and benefits of the Merger" and paragraph 6 relating to the "Board of Directors", jointly with the Directors of Incepta) other than paragraph 8 relating to "Information on Incepta", paragraph 9(ii) relating to the current trading of Incepta, information relating to the recommendation of the Incepta Board in paragraph 20 and information relating to the Directors of Incepta. To the best of the knowledge and belief of the Directors of Huntsworth (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of Incepta accept responsibility for the information contained in this Announcement in paragraph 2 relating to the "Background to and benefits of the Merger" (jointly with the Directors of Huntsworth), paragraph 6 relating to the "Board of Directors" (jointly with the Directors of Huntsworth), in paragraph 8 relating to "Information on Incepta", *paragraph 9(ii) relating to current trading of Incepta, information relating to the recommendation of the Incepta Board in* paragraph 20 and information relating to the Directors of Incepta. To the best of the knowledge and belief of the Directors of Incepta (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

APPENDIX I - CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

The Merger Offer, which will be made by Bridgewell on behalf of Huntsworth, will comply with the rules and regulations of the Financial Services Authority and the London Stock Exchange and the Code.

Part A - Conditions of the Merger Offer

The Merger Offer will be subject to the following conditions:

(A) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Merger Offer (or such later time(s) and/or date(s) as Huntsworth may, with the consent of the Panel or in accordance with the Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Huntsworth may, with the consent of Incepta, decide) in nominal value of the Incepta Shares to which the Merger Offer relates, provided that this condition shall not be satisfied unless Huntsworth and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Merger Offer or otherwise, shares in Incepta carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Incepta. For the purposes of this condition:

(i) shares which have been unconditionally allotted but not issued before the Merger Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the Register of Members of Incepta; and

(ii) the expression "Incepta Shares to which the Merger Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, as amended;

(B) it having been established in terms reasonably satisfactory to Huntsworth and Incepta that in relation to the Offer and any matter arising from it, no reference will be made to the UK Competition Commission;

(C) all necessary filings having been made and all or any appropriate waiting periods under the United States Hart-Scott-Rodino Anti-trust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Merger Offer and the proposed acquisition of any shares in, or control of, Incepta by Huntsworth;

(D) the passing at the Extraordinary General Meeting of such resolution or resolutions as are necessary to approve, implement and effect the Merger Offer and the acquisition of any Incepta Shares including a resolution or resolutions to increase the share capital of Huntsworth and to authorise the creation and allotment of New Huntsworth Shares;

(E) the admission to the Official List of the New Huntsworth Shares to be issued in connection with the Merger Offer becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange or if Huntsworth and Incepta so determine (and subject to

the consent of the Panel) the UKLA agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Merger Offer becoming or being declared unconditional in all respects;

(F) save (in respect of the Incepta Group) as fairly disclosed in writing to Huntsworth prior to the date of this Announcement by any member of the Incepta Group or (in respect of the Huntsworth Group) as fairly disclosed in writing to Incepta prior to the date of this Announcement by any member of the Huntsworth Group, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Incepta Group or the wider Huntsworth Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Merger Offer or the proposed acquisition of any shares or other securities in Incepta or the issue of the New Huntsworth Shares pursuant to the Merger or because of a change in the control or management of Incepta or Huntsworth or otherwise, could or might reasonably be expected to result in to an extent which is material in the context of the wider Incepta Group as a whole or, as the case may be, the wider Huntsworth Group taken as a whole:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken thereunder;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any liability, actual or contingent, by any such member;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Incepta Group or the wider Huntsworth Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result, to an extent which is material in the context of the wider Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole, in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (F);

(G) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body (including, without limitation, any national anti-trust or merger control authority), court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(i) require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Huntsworth Group or any member of the wider Incepta Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the wider Huntsworth Group or the wider Incepta Group in either case taken as a whole;

(ii) require, prevent or delay the divestiture by any member of the wider Huntsworth Group of any shares or other securities in Incepta;

(iii) impose any limitation on, or result in a delay in, the ability of any member of the wider Huntsworth Group or wider Incepta Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Incepta Group or the wider Huntsworth Group or to exercise management control over any such member which is material to the Incepta Group or the Huntsworth Group;

(iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider Huntsworth Group or of any member of the wider Incepta Group in a manner which is adverse to and material in the context of the Huntsworth Group or the Incepta Group in either case taken as a whole;

(v) make the Merger Offer or its implementation or the acquisition or proposed acquisition by Huntsworth or any member of the wider Huntsworth Group of any shares or other securities in, or control of Incepta void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith;

(vi) require any member of the wider Huntsworth Group or the wider Incepta Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member

of the wider Incepta Group or the wider Huntsworth Group owned by any third party (other than in the implementation of the Merger Offer;

(vii) impose any limitation on the ability of any member of the wider Incepta Group or the wider Huntsworth Group to co-ordinate their respective businesses, or any part of them, with the businesses of any other members of the wider Incepta Group or the wider Huntsworth Group, in each case which is adverse to and material in the context of the group concerned taken as a whole; or

(viii) result in any member of the wider Incepta Group or the wider Huntsworth Group (which member is material in the context of the wider Incepta Group or, as the case may be, the wider Huntsworth Group in each case taken as a whole) ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Merger Offer or the acquisition or proposed acquisition of any Incepta Shares having expired, lapsed or been terminated;

(H) all necessary filings or applications having been made in connection with the Merger Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Merger, the Merger Offer or the acquisition by any member of the wider Huntsworth Group of any shares or other securities in, or control of, Incepta (and all waiting and other time periods (including extensions thereto) under any applicable legislation and/or regulations in any jurisdiction having expired, lapsed or been terminated (as appropriate)) and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by both Huntsworth and Incepta for or in respect of the Merger, the Merger Offer or the proposed acquisition of any shares or other securities in, or control of, Incepta by any member of the wider Huntsworth Group having been obtained in terms and in a form reasonably satisfactory to both Huntsworth and Incepta from all appropriate Third Parties or persons with whom any member of the wider Incepta Group or the wider Huntsworth Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Huntsworth Group or the wider Incepta Group which is material in the context of the relevant group as a whole remaining in full force and effect and all filings necessary for such purpose have been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Merger Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction in respect of the Merger having been complied with in each case where a consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any waiting period or to comply with any such obligation or obtain any necessary authorisation would have a material adverse effect on the relevant group taken as a whole;

(I) except as publicly announced by Incepta prior to the date of this Announcement, and save as disclosed in the accounts of Incepta for the year ended 29 February 2004 or as fairly

disclosed in writing to Huntsworth prior to the date of this Announcement by any member of the Incepta Group, no member of the wider Incepta Group having, since 29 February 2004, and except as publicly announced by Huntsworth prior to the date of this Announcement and save as disclosed in the accounts of Huntsworth for the year ended 31 December 2003 or as fairly disclosed in writing to Incepta prior to the date of this Announcement by any member of the Huntsworth Group, no member of the wider Huntsworth Group having, since December 2003:

(i) save (in respect of a member of the wider Incepta Group) as between Incepta and wholly-owned subsidiaries of Incepta or for Incepta Shares issued pursuant to the exercise of options granted under the Incepta Share Option Schemes or (in respect of a member of the wider Huntsworth Group) as between Huntsworth and wholly-owned subsidiaries of Huntsworth or for Huntsworth Shares issued pursuant to the exercise of options granted under the Huntsworth Share Option Schemes, issued, authorised or agreed the issue of additional shares of any class;

(ii) save (in respect of a member of the wider Incepta Group) as between Incepta and wholly-owned subsidiaries of Incepta or for the grant of options under the Incepta Share Option Schemes or (in respect of a member of the wider Huntsworth Group) as between Huntsworth and wholly-owned subsidiaries of Huntsworth or for Huntsworth Shares issued pursuant to the exercise of options granted under the Huntsworth Share Option Schemes, issued or agreed to issue or authorised the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) other than to another member of the Incepta Group or, as the case may be, another member of the Huntsworth Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv) save for intra-Incepta Group transactions or, as the case may be, intra-Huntsworth Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, which is material in the context of the Merger or the wider Incepta Group (or, as the case may be, the wider Huntsworth Group) and other than in the ordinary course of business;

(v) save for intra-Incepta Group transactions or, as the case may be, intra-Huntsworth Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi) issued, authorised or proposed the issue of any debentures or (save for intra-Incepta Group transactions or, as the case may be, intra-Huntsworth Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability of any aggregate amount which might materially and adversely affect the financial or trading position or the prospects of the wider Incepta Group or, as the case may be, the wider Huntsworth Group;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business which is material in the context of the Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole, or entered into or materially changed the terms of any contract with any director or senior executive of Incepta or any director of any member of the wider Incepta Group which is material in the context of the wider Incepta Group taken as a whole or, as the case may be, any director or senior executive of Huntsworth or any director of any member of the wider Huntsworth Group which is material in the context of the wider Huntsworth Group taken as a whole;

(ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the wider Incepta Group or the wider Huntsworth Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which in each case is material in the context of the wider Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole;

(x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or a material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Incepta Group or the wider Huntsworth Group other than to a nature and extent which is normal in the context of the business concerned and other than to a nature and extent which is not material in the context of the wider Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole;

(xii) waived or compromised any claim which is material in the context of the Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole, otherwise than in the ordinary course of business; or

(xiii) entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition,

and, for the purposes of this condition (I), the term 'Incepta Group' shall mean Incepta and its wholly-owned subsidiaries and the term 'Huntsworth Group' shall mean Huntsworth and its wholly-owned subsidiaries;

(J) since (in respect of the wider Incepta Group) 29 February 2004 and save as disclosed in the accounts for the year then ended and save as publicly announced in accordance with the Listing Rules by Incepta prior to the date of this Announcement and save as fairly disclosed in writing to Huntsworth prior to the date of this Announcement by any member of the Incepta Group and which in any such case is material in the context of the wider Incepta Group taken as a whole and since (in respect of the wider Huntsworth Group) 31 December 2003 and save as disclosed in the accounts for the year then ended and save as publicly announced in accordance with the Listing Rules by Huntsworth prior to the date of this Announcement and save as fairly disclosed in writing to Incepta prior to the date of this Announcement by any member of the Huntsworth Group and which in any such case is material in the context of the wider Huntsworth Group taken as a whole:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group which in any such case might reasonably be expected to affect adversely any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group;

(iii) no contingent or other liability having arisen or become apparent to Huntsworth or, as the case may be, Incepta which would be likely to adversely affect any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group; and

(iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group which is necessary for the proper carrying on of its business;

(K) save as fairly disclosed in writing to Huntsworth prior to the date of this Announcement by any member of the Incepta Group, Huntsworth not having discovered:

(i) that any financial, business or other information concerning the wider Incepta Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Incepta Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, where the misleading information, misrepresentation or omission is material in the context of the Merger;

(ii) that any member of the wider Incepta Group or any partnership, company or other entity in which any member of the wider Incepta Group has a significant economic interest and which is not a subsidiary undertaking of Incepta is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Incepta for the year ended 29 February 2004 and which is material in the context of the wider Incepta Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Incepta Group and which is material in the context of the wider Incepta Group as a whole;

(L) save as fairly disclosed in writing to Huntsworth prior to the date of this Announcement by any member of the Incepta Group, Huntsworth not having discovered that:

(i) any past or present member of the wider Incepta Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the wider Incepta Group; or

(ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Incepta Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Incepta Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the wider Incepta Group taken as a whole.

(M) save as fairly disclosed in writing to Incepta prior to the date of this Announcement by any member of the Huntsworth Group, Incepta not having discovered:

(i) that any financial, business or other information concerning the wider Huntsworth Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Huntsworth Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, where the misleading information, misrepresentation or omission is material in the context of the Merger;

(ii) that any member of the wider Huntsworth Group or any partnership, company or other entity in which any member of the wider Huntsworth Group has a significant economic interest and which is not a subsidiary undertaking of Huntsworth is subject to any

liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Huntsworth for the year ended 31 December 2003 and which is material in the context of the wider Huntsworth Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Huntsworth Group and which is material in the context of the wider Huntsworth Group as a whole; and

(N) save as fairly disclosed in writing to Incepta prior to the date of this Announcement by any member of the Huntsworth Group, Incepta not having discovered that:

(i) any past or present member of the wider Huntsworth Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any material liability (actual or contingent) on the part of any member of the wider Huntsworth Group; or

(ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Huntsworth Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Huntsworth Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the wider Huntsworth Group taken as a whole.

For the purposes of these conditions the "wider Incepta Group" means Incepta and its subsidiary undertakings, associated undertakings and any other undertaking in which Incepta and/or such undertakings (aggregating their interests) have a significant interest and the "wider Huntsworth Group" means Huntsworth and its subsidiary undertakings, associated undertakings and any other undertaking in which Huntsworth and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act).

Subject to the requirements of the Panel, Huntsworth reserves the right, with the consent of Incepta, to waive and shall, at the direction of Incepta, waive, in whole or in part, all or any of conditions (F), (I) and (J), insofar as they relate to Huntsworth or any member of the wider Huntsworth Group, and/or all or any of conditions (M) and (N).

Subject to the requirements of the Panel, Huntsworth reserves the right, with the consent of Incepta, to waive, in whole or in part, all or any of conditions (B), (C), (G) and (H).

Incepta shall not invoke nor withhold consent to Huntsworth's waiver of and/or shall direct Huntsworth to waive any or all of conditions (F), (I) and (J), insofar as they relate to Huntsworth or any member of the wider Huntsworth Group, and/or all or any of conditions (M) and (N), and Incepta shall not invoke, nor withhold consent to Huntsworth's waiver of, any or all of conditions (B), (C), (G) and (H), unless in each case the circumstances giving rise to the breach of such condition or conditions are of material significance to Incepta Shareholders in the context of the Merger Offer and unless the consent of the Panel has been obtained, taking account of all relevant factors (including, without limitation, the relative sizes of Huntsworth and Incepta). This does not necessarily mean that the Panel will allow Incepta to invoke, or to withhold consent to Huntsworth's waiver of, or to direct Huntsworth to waive, any such condition only in circumstances where the Panel would permit Huntsworth to invoke such a condition. If Incepta is not permitted to invoke, or to fail to direct Huntsworth to waive, or withhold consent to Huntsworth's waiver of, any such condition or conditions, the Panel may determine that Incepta Shareholders who have accepted the Merger Offer should have the right to withdraw their acceptances on such terms as the Panel considers appropriate and/or determine that the timetable for the Merger Offer laid down in the Code should be amended in such manner as the Panel considers appropriate. If such withdrawal rights are introduced after the Merger Offer has become, or has been declared, unconditional as to acceptances, the Merger Offer may, at the direction of the Panel, cease to be unconditional as to acceptances as a result of such withdrawal rights being introduced.

Subject to the requirements of the Panel, Huntsworth reserves the right to waive in whole or in part all or any of conditions (F), (I) and (J), insofar as they relate to Incepta or any member of the wider Incepta Group, and/or all or any of conditions (K) and (L).

Conditions (D) and (E) must be fulfilled by, and conditions (F) to (N) (inclusive) fulfilled or waived by midnight on the 21st day after the later of the first closing date of the Merger Offer and the date on which condition (A) is fulfilled (or in each such case such later date as Huntsworth may, with the consent of the Panel, decide). Huntsworth shall be under no obligation to waive or treat as satisfied, and Incepta shall be under no obligation to (as the case may be) direct Huntsworth to waive, or consent to Huntsworth's waiver of, any of the conditions (B), (C) and (F) to (N) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Merger Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Huntsworth is required by the Panel to make an offer for Incepta Shares under the provisions of Rule 9 of the Code, Huntsworth may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Merger Offer will lapse if it is referred to the Competition Commission before 3.00 p.m. on the first closing date of the Merger Offer or the date on which the Merger Offer becomes or is declared unconditional as to acceptances, whichever is the later.

This Merger Offer will be governed by English law and be subject to the jurisdiction of the English courts, to the conditions set out below and in the formal Offer Document and related Form of Acceptance.

Part B - Certain further terms of the Merger Offer

Fractions of New Huntsworth Shares will not be allotted or issued to persons accepting the Merger Offer. Fractional entitlements to New Huntsworth Shares will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Group.

The Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Canada, Australia or Japan and the Merger Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Australia or Japan.

The New Huntsworth Shares to be issued pursuant to the Merger Offer have not been and will not be registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the New Huntsworth Shares may not be offered, sold or delivered, directly or indirectly, in Canada, Australia or Japan, nor to any person resident in Canada, Australian or Japan, except pursuant to exemptions from applicable requirements of any such jurisdiction.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

The New Huntsworth Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing Huntsworth Shares, save that they will not carry the right to receive the special dividend referred to in paragraph 12 of the Announcement. Applications will be made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading.

Incepta Shares will be acquired under the Merger Offer free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, save for the right to receive the special dividend referred to in paragraph 12 of the Announcement.

APPENDIX II - SOURCES AND BASES

In this Announcement:

1. unless otherwise stated, financial information relating to Huntsworth has been extracted from the audited financial statements of Huntsworth for the relevant financial year or from Huntsworth's interim results;

2. unless otherwise stated, financial information relating to Incepta has been extracted from the audited financial statements of Incepta for the relevant financial year or from Incepta's interim results;

3. the source for the closing middle market quotation of Huntsworth Shares and Incepta Shares is the Daily Official List;

4. the value of the Merger Offer is approximately £135.3 million which is based on 200,699,095 Incepta Shares in issue on 2 March 2005, an exchange ratio of 313.654 New Huntsworth Shares for every 100 Incepta Shares, and the middle market quotation of 21.5 pence per Huntsworth Share, as derived from the Daily Official List at the close of business on 2 March 2005 (being the last dealing day before the date of this Announcement);

5. the number of New Huntsworth Shares to be issued pursuant to the Merger Offer, being 661,915,118 (assuming full acceptance of the Merger Offer and full exercise of in the money Incepta Options is based on 200,699,095 Incepta Shares in issue and 10,334,438 in the money Incepta Options outstanding on 2 March 2005;

6. the expected operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period; and

7. for Huntsworth, in the money options are those Huntsworth Options with an exercise price below the closing middle market quotation for Huntsworth Shares of 21.5 pence on 2 March 2005. For Incepta, in the money options are those Incepta Options with an exercise price below the Merger Offer Price.

APPENDIX III - DEFINITIONS AND GLOSSARY

"Act" or "Companies Act"	the Companies Act 1985, as amended
"Admission"	the admission of New Huntsworth Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April, 2002 (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"Announcement"	this announcement
"Board"	the board of Directors of Huntsworth, Incepta, or as the case may be, the Group as constituted from time to time
"Bridgewell"	Bridgewell Limited of Old Change House, 128 Queen Victoria Street, London EC4V 4BJ
"Circular"	the Huntsworth circular to shareholders that will be distributed shortly
"City Code" or "Code"	the City Code on Takeovers and Mergers issued by the Panel
"Closing Prices"	the closing middle market quotation of Huntsworth Shares and Incepta Shares
"Collins Stewart"	Collins Stewart Limited of 9th Floor, 88 Wood Street, London EC2V 7QR
"Director"	an executive or non-executive director of Huntsworth or, as the case may be, Incepta
"EBITA"	earnings before interest, tax and amortisation of goodwill
"Extraordinary General Meeting"	the extraordinary general meeting of Huntsworth to be convened by the notice set out in the Circular to be sent to Huntsworth Shareholders, including any adjournment thereof
"Form of Acceptance"	the form of acceptance to be distributed with the Offer Document
"Form of Proxy"	the form of proxy for use at the Extraordinary General Meeting, to be distributed with the Circular

"FSMA"	the Financial Services and Markets Act 2000, as amended
"Group"	the combined Huntsworth and Incepta Groups
"Huntsworth Group"	Huntsworth and its subsidiary undertakings
"Huntsworth Options"	options granted under the Huntsworth Share Option Schemes
"Huntsworth Shareholders"	the holders of Huntsworth Shares as appearing in the register of members of Huntsworth from time to time
"Huntsworth Share Option Schemes"	the 1996 Approved Executive Share Option Scheme, the 1996 Unapproved Share Option Scheme, the Enterprise Management Incentive Scheme, the Huntsworth (Executive Directors) Unapproved Scheme, the Huntsworth (Non-Executive Directors) Unapproved Scheme, the Huntsworth Savings Related Share Option Scheme – 3 year, the Huntsworth Savings Related Share Option Scheme – 5 year and the Huntsworth Match Share Plan
"Huntsworth Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Huntsworth
"Incepta Group"	Incepta and its subsidiary undertakings
"Incepta Options"	options granted under the Incepta Share Option Schemes
"Incepta Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of Incepta and any further shares which are unconditionally allotted or issued prior to the date on which the Merger Offer closes (or such earlier date or dates, as Huntsworth may, with the Panel's consent and subject to the City Code, decide)
"Incepta Shareholders"	holders of Incepta Shares
"Incepta Share Option Schemes"	the Incepta Group plc Employee Share Option Scheme, the Incepta Group plc Executive Share Option Plan, the Incepta Group plc Executive Long Term Incentive Plan, the Incepta Group plc Savings Related Share Option Scheme, the Incepta Group plc International Sharesave Scheme, the Incepta Group plc US Sharesave Scheme, the Incepta Group plc Employee Share Ownership Plan, the Citigate Communications Group Limited Approved Executive Share Option Scheme and the Dewe Rogerson Share Scheme
"Investec"	Investec Investment Banking, a division of Investec Bank (UK) Limited of 2 Gresham Street, London EC2V 7QP
"Listing Particulars"	listing particulars relating to Huntsworth and the New Huntsworth Shares, prepared in accordance with the Listing

	Rules made under section 74 FSMA
"Listing Rules"	the Listing Rules of the UK Listing Authority as amended from time to time
"London Stock Exchange"	London Stock Exchange plc
"LongAcre"	LongAcre Partners of 41-44 Great Queen Street, London, WC2B 5AA
"Merger"	the proposed Merger of Huntsworth and Incepta, to be implemented by means of the Merger Offer
"Merger Offer"	the offer recommended by the Directors of Incepta to be made by Bridgewell on behalf of Huntsworth to acquire the entire issued and to be issued share capital of Incepta held by the Incepta Shareholders as set out in the Offer Document and, where the context admits, any subsequent revision, variation, extension or renewal thereof
"Merger Offer Price"	the Incepta share price implied by reference to the Huntsworth share price at the time of this Announcement and the merger ratio of 313.654 New Huntsworth Shares for every 100 Incepta Shares, being 67.44 pence per Incepta Share
"New Huntsworth Shares"	Huntsworth Shares proposed to be issued fully paid pursuant to the Merger Offer
"Numis"	Numis Securities Limited of Cheapside House, 138 Cheapside, London EC2V 6LH
"Offer Document"	the document to be sent to Incepta Shareholders containing the Merger Offer
"Official List"	the Official List of the UK Listing Authority
"Panel"	the Panel on Takeovers and Mergers
"PBT"	profit before tax
"pence" or "£"	the lawful currency of the United Kingdom
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US" or "USA" or "United States"	the United States of America, its territories and possessions, any state in the United States of America and the District of

Columbia

"US Securities Act"	the United States Securities Act of 1933, as amended
"US Securities Exchange Act"	the United States Securities Exchange Act of 1934, as amended

For the purposes of this Announcement "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act).